May 2021 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q1’21 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q1’21 Operating Results S.J. Cheng Q1’21 Financial Results Silvia Su Q2’21 Business Outlook S.J. Cheng Q&A

Q1’21 Operating Results

Revenue: NT$6,465.3M (QoQ +2.5%, YoY +15.7%) new quarterly record high Gross Margin: 24.2% (QoQ: -0.2ppts, YoY: +1.5ppts) Revenue & Gross Margin 5

Utilization Rate

Testing	Assembly	LCD Driver	Bumping	Overall
Q1'21: 81%	Q1'21: 95%	Q1'21: 81%	Q1'21: 88%	Q1'21: 86%
Q4'20: 78%	Q4'20: 97%	Q4'20: 80%	Q4'20: 86%	Q4'20: 85%
Q1'20: 77%	Q1'20: 81%	Q1'20: 75%	Q1'20: 83%	Q1'20: 79%



Testing
Assembly
LCD Driver
Bumping
Overall
100%
90%
80%
70%
60%
50%
70%
75%
74%
76%
79%
76%
79%
85%
86%
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21

6

ChipMOS

Q1’21 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown － Memory 8 Q1’21: 43.3% (QoQ: +4.8%, YoY: +18.6%)

Revenue Breakdown － DDIC + Gold Bump 9 Q1’21: 46.8% (QoQ: -4.0%, YoY: +14.2%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q1’21 Smart Mobile 36.5% TV 15.5% Computing 12% Auto/Industrial 13% Consumer 23% Smart phone Wearable UHD/4K TV 8K TV OLED TV NB/Tablet PC / server SSD In-car infotainment ADAS / sensor industrial PC Game Smart speaker DSC, STB TWS

Q1’21 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the decrease of foreign exchange loss of NT$152M and the increase of share of gain of associates accounted for using equity method of NT$142M. YoY: Difference mainly due to the increase of the share of gain of associates accounted for using equity method of NT$69M, the decrease of interest expense NT$13M and partially offset by the increase of foreign exchange loss NT$55M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note (1): Difference mainly due to the increase of operating profit of NT$260M and the depreciation expenses of NT$122M.

Capital Expenditures & Depreciation CapEX: NT$1,110.3M Depreciation: NT$1,127.0M

Q2’21 Business Outlook

Continuing 5G buildouts, and major digital transformation in Industrial & Auto Semiconductor supply chain tightness & capacity shortages remain in 2Q21 OSAT capacity continuing tight and strategically adding capacity Expected profit improvement, OSAT ASP increasing Memory: Increasing assembly capacity to meet strong demand DRAM: Demand likely to gain vs Q1’21 with customers re-stocking Flash: Anticipate bolstered momentum continuing DDIC: Continuing to closely monitor the wafer supply status　 Mid/Large panel (NB/TV): Gaining more allocation share and improving the COF UT Small panel (Smart phone): Increased capacity and keep high UT level Mixed-signal: Continued momentum, with strong demand from major customers Expand OSAT scale with strategic customers Market & Business Outlook

Q&A https://www.chipmos.com